                                   EXHIBIT 12

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                                   Successor Basis -
                                             Taylor Capital Group, Inc. -             Predecessor Basis -
                                                     Consolidated                     Cole Taylor Bank
                                             -----------------------------  --------------------------------------
                                              For the    For the Period of
                                             Year Ended  Feb. 12, 1997 to
                                              Dec. 31,       Dec. 31,          For the Years Ended December 31,
                                             ----------  -----------------  --------------------------------------
                                               1998           1997            1996            1995           1994

1. Income before income taxes                $15,794        $16,434          $29,664         $25,940        $22,414

ADD BACK FIXED CHARGES:

2.  Total interest expense(1) ............     65,409         60,458           66,377         64,366         44,118
3.  Interest included in operating lease
    rental expense(2) ....................      1,508          1,184            1,130            996          1,067
4.  Preferred stock dividend(3) ..........      5,295          4,697               --             --             --
                                              -------        -------          -------        -------         ------
5.  Adjusted earnings including interest
    on deposits ..........................     88,006         82,773           97,171         91,302         67,599
6.  Less: interest expense on deposits ...     48,056         45,275           53,518         47,034         32,998
                                              -------        -------          -------        -------         ------
7.  Adjusted earnings excluding interest
    on deposits ..........................    $39,950        $37,498          $43,653        $44,268        $34,601
                                              =======        =======          =======        =======        =======
8.  Fixed charges including interest on
    deposits (line 2 + line 3 + line 4) ..    $72,212        $66,339          $67,507        $65,362        $45,185
                                              =======        =======          =======        =======        =======
9.  Fixed charges excluding interest on
    deposits (line 8 - line 6) ...........    $24,156        $21,064          $13,989        $18,328        $12,187
                                              =======        =======          =======        =======        =======
RATIO OF EARNINGS TO FIXED CHARGES

10. Including interest on deposits
    (line 5 / line 8) ....................       1.22           1.25             1.44           1.40           1.50
                                              =======        =======          =======        =======        =======
11. Excluding interest on deposits
    (Line 7 / line 9) ....................       1.65           1.78             3.12           2.42           2.84
                                              =======        =======          =======        =======        =======

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(1) Interest expense includes cash interest expense on deposits and other borrowings and amortization of debt issuance costs.
(2) Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the lease payment.
(3) The preferred stock dividend amount has been grossed up to compute the pretax income equivalent assuming an estimated 35% tax rate.